

07001802

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8- ~~052800~~ 49828

SECURITIES AND EXCHANGE COMMISSION RECEIVED

MAY 0 9 2007

DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Futures Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5914 N. 300 West PO Box C
(No. and Street)

Fremont	Indiana	46737
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Friedman 312-606-3209
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jordan, Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210	Lincolnshire	Illinois	60069
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 2 4 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AN

OATH OR AFFIRMATION

I, Michael Pacult, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Futures Investment Company, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUTURES INVESTMENT COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Filed pursuant to Regulation §1.10 of the Commodity Exchange Act)

FUTURES INVESTMENT COMPANY
Financial Statements
December 31, 2006

CONTENTS

JORDAN, PATKE & ASSOCIATES, LTD.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

300 VILLAGE GREEN DRIVE
SUITE 210
LINCOLNSHIRE, ILLINOIS 60069
PHONE: 847-913-5400
FAX: 847-913-5435

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Futures Investment Company
Fremont, Indiana

We have audited the accompanying statement of financial condition of Futures Investment Company as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Investment Company as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 11 through 13, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, Regulation §1.10 of the Commodity Exchange Act of 1934 and the Rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Jordan, Patke & Associates, Ltd.

February 27, 2006

FUTURES INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Assets

Cash	$	94,499
Marketable securities		75,954
Accounts receivable		
Commissions and fees receivable		27,333
Due from related parties		84,707
Property and equipment (net of accumulated depreciation)		81,545
Total assets	$	364,038

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	12,049
Liabilities to stockholders subordinated to claims of general creditors		50,000
Total liabilities		62,049

Stockholders' equity

Common stock, at stated value, (1,000 shares authorized, 500 shares issued and outstanding)		1,000
Retained earnings		289,225
Plus: Unrealized gain on securities		11,764
Total stockholders' equity		301,989
Total liabilities and stockholders' equity	$	364,038

The accompanying notes are an integral part of these financial statements

FUTURES INVESTMENT COMPANY
STATEMENT OF INCOME
DECEMBER 31, 2006

Revenue	
Commissions and fees	$ 1,150,875
Interest and dividends on marketable securities	1,093
Total revenue	1,151,968
Expenses	
Compensation and related benefits	157,524
Professional fees	87,016
Occupancy	149,788
Office expenses	68,417
Communications	13,921
Depreciation and amortization	40,452
Other	98,781
Total expenses	615,899
Net income	$ 536,069

The accompanying notes are an integral part of these financial statements

FUTURES INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND
AND
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Statement of Changes in Stockholders' Equity

	Common Stock	Retained Earnings	Comprehensive Income	Total
Balance at January 1, 2006	$ 1,000	$ 104,272	$ -	$ 105,272
Shareholder distributions		(351,116)		(351,116)
Comprehensive Income				
Net income		536,069		536,069
Unrealized gains on marketable securities			11,764	11,764
Balance at December 31, 2006	$ 1,000	$ 289,225	$ 11,764	$ 301,989

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

	Subordinated Liabilities
Balance at January 1, 2006	$ 50,000
Balance at December 31, 2006	$ 50,000

The accompanying notes are an integral part of
these financial statements

FUTURES INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income		$ 536,069
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 40,452	
Changes in:		
Commissions and fees receivable	(17,008)	
Due from related parties	(79,988)	
Accounts payable and accrued expenses	3,282	
		(53,262)
Net cash provided by operating activities		482,807
Cash flows (used in) investing activities:		
Purchase of furniture and equipment	(39,581)	
Purchase of marketable securities	(10,773)	
Net cash (used in) investing activities		(50,354)
Cash flows (used in) financing activities:		
Shareholder distributions	(351,116)	
Net cash (used in) financing activities		(351,116)
Net increase in cash		81,337
Cash at January 1, 2006		13,162
Cash at December 31, 2006		$ 94,499

The accompanying notes are an integral part of
these financial statements

FUTURES INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below:

Nature of Business: Futures Investment Company (the "Company") is an Illinois corporation which is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the National Association of Securities Dealers ("NASD").

Revenue Recognition: The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interest in private investment funds. Commission revenues and the related commission and brokerage expenses are recognized on the trade date when the positions are opened or closed by the respective carrying futures commission merchants or broker-dealers.

Cash Equivalents: Cash includes money market mutual funds.

Marketable Securities: The Company classifies its investments in mutual funds as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized holding gains and losses are reported as comprehensive income in the equity section of the Statement of Financial Condition.

Furniture, Equipment and Leasehold Improvements: Furniture and equipment are depreciated utilizing principally accelerated methods over the estimated useful lives. Leasehold improvements are depreciated on a straight-line basis over 31 years.

Income Taxes: The Company has elected to be taxed as an "S Corporation". Accordingly, no income taxes are provided by the Company as the taxable income is included in the stockholders' individual income tax returns.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FUTURES INVESTMENT COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 2 – LIABILITIES TO STOCKHOLDERS SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities to stockholders subordinated to claims of general creditors represents an amount received from the stockholders under a subordinated loan agreement. The loan bears interest at the rate of 5% per annum and was scheduled to mature on July 31, 2009. Interest expense for the year payable to the stockholders pursuant to the subordinated loan agreement was approximately $2,500. The interest expense was waived by the stockholders for 2006.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2006:

Land	$	2,000
Leashold improvements		234,146
Office furniture and fixtures		304,490
Other equipment		108,840
Total property and equipment		649,476
Accumulated Depreciation		(567,931)
Net property and equipment	$	81,545

NOTE 4 – COMMITMENTS

The Company has a non-cancelable operating lease agreement with stockholders of the Company for office space, which expires December 31, 2010. Rental expense for 2006 was $114,000. The following is a schedule of future minimum lease payments required under the lease:

2007	$	114,000
2008		114,000
2009		114,000
2010		114,000
	$	456,000

NOTE 5 – PENSION PLAN

The Company has adopted a profit sharing plan which provides for employee/owner elected compensation reductions of up to 15% of such compensation, and for discretionary matching contributions, as determined from time to time by the Company, as defined in the underlying Adoption Agreement. For the year ended December 31, 2006, there was no contribution to the plan by the Company.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2006, the Company had net capital of $159,950 or $114,950 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash dividends, the repayment of the subordinated loan, the making of unsecured loans to stockholders and the purchase by the Company of its own stock.

NOTE 7 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions and securities transactions are processed by futures commission merchants and other broker-dealers, respectively, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2006.

NOTE 8 – STATEMENT OF CASH FLOWS

The cash balance at January 1, 2006, has been restated to include cash equivalents of $12,242.

NOTE 9 – RELATED PARTY TRANSACTIONS

The following is a list of related party companies and their associated investment funds. These companies act as the general partner or managing member for their investment funds. The related party companies are 100% owned by one of the Company's stockholders.

Related Party Company	Investment Fund
Ashley Capital Management, Inc.	Atlas Futures Fund, LP
Belmont Capital Management, Inc.	Bromwell Financial Fund, LP
TriView Capital Management, Inc.	TriView Global Fund, LLC
White Oak Financial Services, Inc.	Providence Select Fund, LP
Evergreen Capital Management, Inc.	Strategic Opportunities Fund, LP

Revenue: The Company receives commissions and fees from the investment funds.

Commissions and fees included in revenue for the year ended December 31, 2006:

Strategic Opportunities Fund, LP	$	134,230
Atlas Futures Fund, LP		934,667
Total	$	1,068,897

Commissions and fees included in accounts receivable at December 31, 2006:

Strategic Opportunities Fund, LP	$	16,500
Atlas Futures Fund, LP		3,000
Total	$	19,500

Due from related parties: The Company advances cash to investment funds to help pay for various costs, including operating and start-up costs. These advances are recorded as due from related party. The balance is usually paid back within a year or when the related fund is financially capable of repaying the advance. These amounts bear no interest or due dates and are unsecured. The following companies had advances due to the Company at December 31, 2006:

Strategic Opportunities Fund, LP	$	569
TriView Global Fund, LLC		12,533
Providence Select Fund, LP		64,105
Bromwell Financial Fund, LP		7,500
Total	$	84,707

Compensation and related benefits: The Company paid one of the company's stockholders approximately $117,617 for certain clerical and administrative services reimbursement.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	Futures Investment Company	as of:	December 31, 2006

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 301,989	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			301,989	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			50,000	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			351,989	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 180,595	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(180,595)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			171,394	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	11,444	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(11,444)	3740
10. Net Capital			$ 159,950	3750

Non allowable detail

Land and fixed assets (net of accumulated depreciation)	$ 81,545
Commissions and fees receivable	14,343
Due from related parties	84,707
Total non allowable	$ 180,595

Note: There are no material differences between the amounts presented in the computation of net capital set forth above and the amount as reported in the Company's unaudited FOCUS Part IIa report as of December 31, 2006.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	Futures Investment Company	**as of:**	December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	803	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	45,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	45,000	3760
14. Excess net capital (line 10 less 13)			$	114,950	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	158,745	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	12,049	3790
17. Add:					
A. Drafts for immediate credit	$ 0	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810			
C. Other unrecorded amounts (List)	$ 0	3820	$	0	3830
19. Total aggregate indebtedness			$	12,049	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	7.53	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			%	14.20	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	0	3880
24. Net capital requirement (greater of line 22 or 23)	$	0	3760
25. Excess net capital (line 10 less line 24)	$	0	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$	0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditor's Report

NFA

FUTURES INVESTMENT COMPANY
NFA SUPPLEMENTAL SCHEDULE-IB
DECEMBER 31, 2006

National Futures Association Supplemental Schedule IB

This schedule provides additional information and calculations which are required by National Futures Association but are not provided for on the form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C-F need only be completed if they apply.

A) Capital requirements and restrictions

	1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount	45,000	54,000	54,000
B Calculation based on branch offices			
Number of branch offices =	6,000	7,200	7,200
C Calculation based on APs =	6,000	7,200	7,200
D Securities brokers/dealers per SEC 15c3-1			
Greatest of A - D			
+ Subordinated debt maturing in next 6 mos.			
+ Expected capital withdrawals in next 6 mos.			

1 This is the minimum capital requirement. It should be entered on Line 15 of the Net Capital Computation of the 1-FR or the appropriate line of the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

Ownership Equity	301,989
+ Qualifying subordinated debt	
= Equity Capital	301,989

Ownership Equity	301,989
+ Total subordinated debt	0
= Required Total	301,989

Equity Capital/Required Total	100.00%

See Independent Auditor's Report

JORDAN, PATKE & ASSOCIATES, LTD.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

300 VILLAGE GREEN DRIVE
SUITE 210
LINCOLNSHIRE, ILLINOIS 60069
PHONE: 847-913-5400
FAX: 847-913-5435

To the Board of Directors
Futures Investment Company

In planning and performing our audit of the financial statements of Futures Investment Company (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding customer and Company assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AND ILLINOIS CPA SOCIETY

A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including procedures for safeguarding customer and Company assets, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the CFTC's objectives.

This report is solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Jordan, Patke & Associates, Ltd

February 27, 2007

Radio Center for People with Disabilities
Transactions by Account
As of December 31, 2006

Type	Date	Num	Name	Memo	Amount	Balance
2140 · MM, Funds Due To						11,477.50
General Journal	5/26/2006	1024	Matrix Media, Inc.	Verio Web Hosting	24.95	11,502.45
Deposit	5/31/2006	EFT 053106	Matrix Media, Inc.	Deposit-EFT	500.00	12,002.45
General Journal	6/26/2006	1025	Matrix Media, Inc.	Verio Web Hosting	24.95	12,027.40
General Journal	7/24/2006	1026	Matrix Media, Inc.	Verio Web Hosting	24.95	12,052.35
General Journal	8/22/2006	1027	Matrix Media, Inc.	Verio Web Hosting	24.95	12,077.30
Deposit	9/13/2006	EFT 091306	Matrix Media, Inc. a/r	Loan	1,500.00	13,577.30
General Journal	9/24/2006	1028	Matrix Media, Inc.	Verio Web Hosting	24.95	13,602.25
General Journal	10/27/2006	1029	Matrix Media, Inc.	Verio Web Hosting	24.95	13,627.20
General Journal	11/27/2006	1030	Matrix Media, Inc.	Verio Web Hosting	24.95	13,652.15
General Journal	12/22/2006	1031	Matrix Media, Inc.	Verio Web Hosting	24.95	13,677.10
Total 2140 · MM, Funds Due To					2,199.60	13,677.10
TOTAL					**2,199.60**	**13,677.10**

END